Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the six months ended December 31,
	2006	2005
Earnings:
Income from continuing operations before income tax expense and minority interest in subsidiaries	$2,668	$1,979
Add:
Equity earnings from affiliates	(492)	(346)
Dividends received from affiliates	121	82
Fixed Charges (excluding capitalized interest)	495	440
Amortization of capitalized interest	18	23

Total earnings available for fixed charges	$2,810	$2,178

Fixed charges:
Interest on debt and finance lease charges	$412	$385
Capitalized interest	9	13
Interest element on rental expense	83	55

Total fixed charges	$504	$453

Ratio of earnings to fixed charges	5.6	4.8